May 22, 2012

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Gogo Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 27, 2012
File No. 333-178727

Dear Mr. Spirgel:

This letter sets forth the responses of Gogo Inc. (the “Registrant” or the “Company”) to the comments contained in your letter, dated May 7, 2012, relating to Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-178727, filed on April 27, 2012 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 3 to the Registration Statement (“Amendment No. 4”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 4, as well as four copies of a blacklined version of Amendment No. 4, marked to show changes from Amendment No. 3 to the Registration Statement filed on April 27, 2012. Page references in the responses below are to Amendment No. 4.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

Mr. Larry Spirgel	May 22, 2012
U.S. Securities and Exchange Commission

•	State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 39, 40 and 67.

2.	Please tell us in your supplemental response whether you provide passengers with complimentary Gogo Connectivity for a designated amount of time (excluding any third party sponsorship), such as a free trial period or the first few minutes free. If you do provide free minutes of Gogo Connectivity to passengers, please disclose this fact in your prospectus and address whether your connectivity take rate includes passengers who only use the service for the duration of the complimentary minutes

In response to the Staff’s comment, the Company respectfully advises the Staff that although the Company does at times provide passengers with complimentary access to Gogo Connectivity (excluding any third party sponsorship) which is then recorded as sessions, the total number of complimentary sessions is immaterial, accounting for less than 2% of all sessions for the year ended December 31, 2011 and less than 3% for the year ended December 31, 2010. These complimentary sessions led to an increase in our connectivity take rate of less than 0.1% for the year ended December 31, 2011. In addition, the majority of these complimentary sessions are not planned free trial periods or other marketing efforts but are either (i) sessions provided to Gogo users for which the payment processing step is bypassed due to unforeseen technical issues or (ii) full segment or day passes given out by our customer service department. As disclosed on page 79, we have in the past provided discounts, including free session promotions not sponsored by third parties, to passengers for the use of Gogo Connectivity which had an impact on our average revenue per session in those periods. However, such discounts and free sessions are no longer a significant marketing activity for us as for the year ended December 31, 2011 we only provided approximately 17,000 free sessions, less than 0.2% of all sessions for the year, as part of promotional campaigns.

Mr. Larry Spirgel	May 22, 2012
U.S. Securities and Exchange Commission

We believe, given that the overall number of complimentary Gogo Connectivity sessions is immaterial, that additional disclosure regarding these sessions or the effect on connectivity take rate would not be material to an investor’s understanding of our business and results of operations.

Management’s Discussion and Analysis of Financial Condition…, page 51

Key Business Metrics, page 53

3.	We note your response to comment 9 from our letter dated March 30, 2012, as well as your disclosure on page 14 that your connectivity take rate for the last two years was impacted by the large sponsorship in the fourth quarter of 2010 that was not replicated during 2011. However, we also note that your Commercial Aviation retail revenue increased substantially for the year ended December 31, 2011 as compared with the prior year. Please expand your disclosure in your results of operations section to explain why the take rate did not increase during the fiscal year ended December 31, 2011 despite a significant increase in Gogo Connectivity revenue for such period.

In response to the Staff’s comment, the Company respectfully advises the Staff that as disclosed on pages 14 and 75, excluding the effect of increased sessions associated with the large sponsorship in the fourth quarter of 2010, connectivity take rate increased in the fiscal year ended December 31, 2011 as compared with the fiscal year ended December 31, 2010. However, after giving effect to the sponsorship in 2010, connectivity take rate remained constant between the fiscal years ended December 31, 2011 and 2010. The increase in sessions for the fiscal year ended December 2011, which led to a substantial increase in Commercial Aviation retail revenue, did not lead to a corresponding increase in our connectivity take rate (when including the effect of the large sponsorship in 2010) primarily due to the growth in gross passenger opportunity in fiscal 2011 as compared with fiscal 2010. This growth in gross passenger opportunity resulted from an increase in the number of aircraft equipped to provide the Gogo service. The growth in gross passenger opportunity from period to period was proportionate to the growth in the number of sessions from period to period, and because connectivity take rate is expressed as the number of sessions during the period as a percentage of gross passenger opportunity, the connectivity take rate remained constant from fiscal 2010 to fiscal 2011 (when including the effect of the large sponsorship in 2010).

Business, page 85

4.	We note your response to comment 2 from our letter dated March 30, 2012. We also note your revised disclosure on page 85 stating that you “currently” provide Gogo Connectivity to passengers on 9 of the 10 North American airlines that provide internet connectivity to their passengers. Please revise your disclosure to clarify that three other major airlines have announced arrangements with other providers.

Mr. Larry Spirgel	May 22, 2012
U.S. Securities and Exchange Commission

In response to the Staff’s comment, the Company has revised the disclosure on page 94.

Back cover page of prospectus

5.	We note your response to comment 13 from our letter dated March 30, 2012 and your revisions to the graphics on the back cover page of your prospectus. We believe the relevance of the average number of hours you offer internet connectivity to passengers per Gogo-equipped flight is unclear. This metric does not appear to tie to either passengers’ historic or prospective usage or your historic or prospective revenue. Please remove this metric or provide additional context on the cover page clearly explaining its significance to the company and investors.

In response to the Staff’s comment, the Company has revised the disclosure on the back cover of the prospectus.

6.	In addition, we believe that your disclosure regarding the number of passengers on Gogo-equipped flights in 2011 and the number of minutes of potential engagement with passengers in 2011 should be balanced to reflect your actual usage rates and financial results for such period. Please revise to disclose, with equal or greater prominence, information reflecting the actual usage rate of passengers and your related revenue for 2011, including, for example, the number of times passengers used Gogo Connectivity, your connectivity take rate and your total average revenue per session. Please consider providing us with your revised graphics in advance of your next amendment.

In response to the Staff’s comment, the Company has revised the disclosure on the back cover of the prospectus.

Mr. Larry Spirgel	May 22, 2012
U.S. Securities and Exchange Commission

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If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-7334 or Morgan Hayes at (212) 909-6983.

Regards,

/s/ Matthew E. Kaplan
Matthew E. Kaplan

cc: Marguerite M. Elias

  Norman Smagley

Enclosures

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